FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY:  TRANSATLANTIC HOLDINGS, INC.

COMMISSION FILE NO. 001-10545

Validus Holdings, Ltd.
29 Richmond Road
Pembroke, HM 08 Bermuda

VALIDUS PROVIDES TRANSATLANTIC BOARD WITH SUPPLEMENTAL
MATERAL UNDERSCORING SUPERIORITY OF VALIDUS MERGER PROPOSAL

•                  Validus Proposal Provides Superior Upfront Value than Allied World Acquisition

•                  Creates Unique, Global Leader in Reinsurance with an Emphasis on Short Tail Lines Positioned to Maximize Profitability and Drive Superior Book Value Growth

•                  Validus Expects Combination to Generate Substantially More Than $80 Million in Synergies and Increase Validus’ Excess Capital by Over $500 Million

•                  Combination will Create $1.1 Billion of Pre-Synergy, Precatastrophe Earnings Power Available for Expanded Share Repurchases

•                  Validus Expects to Actively Manage Capital Consistent with its Past Practices

•                  Validus and Transatlantic Brands Will Continue on in Their Respective Markets After a Merger and Validus Will Seek to Retain the Transatlantic Management Team

Pembroke, Bermuda — July 17, 2011 — Validus Holdings, Ltd. (NYSE: VR) (“Validus” or the “Company”) today announced that it provided the Board of Directors of Transatlantic Holdings, Inc. (NYSE: TRH) (“Transatlantic”) with supplemental information highlighting the superior nature of its proposal to merge Validus and Transatlantic as compared with the proposed acquisition of Transatlantic by Allied World Assurance Company Holdings, AG (“Allied World”).  A full copy of the presentation can be found on the Company’s website located at www.validusholdings.com.

Validus noted that its proposal provides superior upfront value to Transatlantic stockholders, including a 27.1% premium to the June 10, 2011 Transatlantic unaffected share price of $44.01(1) and a 5.8% ($2.86 per Transatlantic share) premium to the implied value of the Allied World

(1)

Based on Transatlantic ($44.01) closing price on June 10, 2011 and Validus ($30.81) closing price on July 12, 2011. Under the Validus proposal, Transatlantic stockholders would receive 1.5564 Validus voting common shares in the merger and $8.00 in cash per share pursuant to a one-time special dividend from Transatlantic immediately prior to closing of the merger for each Transatlantic share they own.

transaction.(2)  In contrast, the implied value of Allied World’s offer is currently at a 5.0% discount to the Transatlantic share price.(2)

The presentation also provided information on the intended operation of the combined company post-transaction and Validus’ plans to create superior long-term value for the combined company’s shareholders following the merger, including the following:

Compelling Post-Combination Business Plan, Driving Long-Term Value

The combination of Validus and Transatlantic will create a unique, global leader in reinsurance — a large, nimble company deploying capital effectively to maximize underwriting profitability and achieve superior growth in book value per share.  The combined company will be a recognized leader in multiple classes, emphasizing short-tail lines, while positioned for cycle management.

Through its Validus Re and Talbot subsidiaries, Validus provides Transatlantic with leading positions in Bermuda and at Lloyd’s, which are natural extensions of Transatlantic’s worldwide reinsurance franchise.  In addition Validus provides Transatlantic with an EU passport through its Validus Re Europe Limited subsidiary.

Validus intends that the Validus and Transatlantic brands will continue on in their respective markets after the merger.  Validus believes that retaining the Transatlantic brand will preserve the established brand equity to the benefit of shareholders.  In addition, Validus will seek to retain the Transatlantic management team, and is willing to consider an increase of its Board size to add representation from Transatlantic.

Significant Potential Combination Synergies

In addition to the aggregate earnings power of a combined Validus/Transatlantic, Validus believes there are significant opportunities to expand earnings and Return on Equity through combination synergies.  The Company believes these potential synergies substantially exceed the $80 million cited by Allied World and Transatlantic on their joint June 13, 2011 conference call.

Specifically, Validus expects to realize potential synergies by:

•                  Eliminating Transatlantic’s public company costs;

•                  Restructuring the legal entity organization such that Transatlantic’s non-U.S. subsidiaries are no longer Controlled Foreign Corporations;

•                  Optimizing the combined company’s catastrophe portfolio and harmonizing respective risk appetites; and

•                  Taking steps to maximize the after-tax returns on the company’s combined investment portfolios.

Validus does not expect material employee-based cost savings.

(2)

Based on Validus ($28.25), Transatlantic ($51.68) and Allied World ($55.80) closing prices on July 15, 2011.  Under the Allied World offer, stockholders of Transatlantic would receive 0.88 Allied World common shares for each Transatlantic share they own.

Validus estimates that the combination of a predominately short-tail business like Validus, where Probable Maximum Loss is the greatest capital constraint, with Transatlantic’s large premium and reserve base, results in a better spread of risk and increases the combined company’s excess capital by over $500 million based on the Company’s internal capital modeling.

Substantial Opportunity to Return Value to Shareholders

Active capital management is a core element of Validus’ strategy and has contributed to the premium valuation accorded to the Company.  In total, Validus has returned to shareholders $1.55 billion of excess capital since its acquisition of IPC in 2009.  This includes share repurchases of $947.2 million through March 31, 2011, representing 26.7% of shares outstanding at inception of the program.

Validus estimates that the combination of Validus and Transatlantic creates $1.1 billion of pre-synergy, precatastrophe earnings power, which can be available for expanded share repurchase activity.(3)  Currently, Validus’ share repurchase program has $382.0 million remaining under the December 2010 Board authorization.

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. and Talbot Holdings Ltd.  Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance.  Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Contacts

Investors:

Validus Holdings, Ltd.

Jon Levenson, Senior Vice President

+1-441-278-9000

Innisfree M&A Incorporated

Arthur Crozier / Jennifer Shotwell / Scott Winter

+1-212-750-5833

or

Media:

Jamie Tully/Jonathan Doorley

(3)

The timing, form and amount of the share repurchases under the program will depend on a variety of factors, including market conditions, the Company’s capital position relative to internal and rating agency targets, legal and regulatory requirements, contractual compliance and other factors. The repurchase program may be modified, extended or terminated by the Board at any time.

Sard Verbinnen & Co

212-687-8080

Cautionary Note Regarding Forward-Looking Statements

This press release may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and other factors; 21) acts of terrorism or outbreak of war or hostilities; and 22) availability of reinsurance and retrocessional coverage, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission.  Any forward-looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition.  Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

Additional Information about the Proposed Transaction and Where to Find It:

This press release relates to a proposed business combination transaction between Validus and Transatlantic which may become the subject of a registration statement and relevant solicitation materials filed by Validus with the Securities and Exchange Commission.  This press release is not a substitute for the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic’s shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELEVANT SOLICITATION MATERIALS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction.  Information about Validus’ directors and officers is available in Validus’ proxy statement, dated March 23, 2011 for its 2011 annual general meeting of shareholders.  Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction.